Exhibit (a)(5)(xxxx)

www.transactioninfo.com/roche
Dr Franz B. Humer,
Chairman
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Strategic rationale

Q. Why are you proposing to change the nature of your partnership with Genentech and increase your ownership from 55.8 per cent to 100 per cent?
A. You need to look at the history. Genentech and Roche go back a long time together. We’ve got a history of 20 years of close collaboration. In those 20 years, a lot of things have changed. Genentech itself is a different company today than it was 20 years ago. It is a fully integrated pharmaceutical company. At the same time, the environment — the market — has changed. So we were thinking strategically, “What do we need to do to put that partnership on a new level for the next 20 years?” And we are absolutely convinced that it is in the interest of both parties that we acquire the 100 per cent and then structure it in a way that strengthens both sides of the operation.
We will run Genentech’s research and early development as a separate, independent unit within Roche, thereby maintaining the spirit, the culture, the whole environment of creativity, of diversity of approaches in research, which is necessary for that success. And, on the other hand, by combining the commercial operations and other parts we’ll be able to really achieve the synergies, the scale, that is necessary in other parts of the operation.
Q. But isn’t this deal really all about cost-cutting in a particularly competitive environment, particularly in the US?
A. I don’t deny that there is an increased competitive environment in our industry. But the key to success in this business is innovation. Are we able to create enough medically scientifically differentiated products that clearly bring a benefit to patients and to payers and to physicians? I think that’s where the nucleus of what we are trying to achieve with this strategic move really lies. We want to strengthen even further the collaboration on both sides, in terms of creating new medicines. That’s why we are keeping Genentech as an independent unit within Roche, while at the same time the possibility exists that both sides of research can tap into the pool of technologies, of capacities, of working with third parties. So that will foster and create a new and a better environment for innovation.
Q. But aren’t you putting a highly successful partnership at risk?
A. I don’t think so. On the contrary, I think we’re putting it on a new level for the next 20 years. Simply continuing what we have done in the last 20 years is not good enough to succeed in the future. And the key, as I said, is innovation. So what do we need to do to foster that innovation, to create even more and better new products than we did in the past? I think the two corporations working together, while maintaining the diversity of approach, is the ideal way to go forward.
Q. But you’ve always said that you wouldn’t do a big pharma transaction like this. Why do this now?
A. It isn’t a big pharma transaction. Genentech is different. We’ve known this company for 20 years. They’ve known us for 20 years. We market the products that come out of Genentech outside the United States. So we’re just putting it into a new framework, but we are not putting it at risk.
Enhancing innovation

Q. What decisions have you made about the structure and the operations of the combined entity?
A. Obviously at this point in time we are at a very early stage. We have made some high-level decisions, as I mentioned before. We will keep the independent research unit of Genentech. We have made the decision that we will relocate our commercial headquarters from the East Coast to the West Coast, so forming the seventh-largest pharmaceutical company in the United States in terms of market share. And with the United States being the biggest market in the world we are creating an enormous strength here.
We have made the decision that we will close Nutley manufacturing. We have made the decision that we will move Virology research from Palo Alto onto the Genentech campus and Inflammatory research from the Palo Alto campus to the New Jersey campus, so also strengthening our research operation on the East Coast.
Q. You talked a little bit there about innovation. Can you talk a little bit more, in detail, about your ability to innovate?
A. The ability to innovate is something that you can’t command. Innovation is really dependent on the quality of the scientists; the quality, the integrity of the science that is being carried out; and on the ability to work long-term. Look at some of our most successful products today. Look at an Avastin, at Herceptin, at Xeloda — those are research projects which were started 20 years ago. And they are now coming to fruition. So what we are doing today, what we are putting in place today, will bear fruit in the next 10 to 20 years. Our investment to new technologies like RNAi, the way we are allowing diversity of approaches in research. That will create new products.
Q. Yet Genentech is legendary for its innovative and science-driven culture. What will Roche do to preserve the entrepreneurship within that business?
A. Everything that’s necessary to achieve that. That’s why we are keeping it as an independent unit. That’s why we are not integrating it into our structures, into our way of working. They will be able to continue to make their own decisions on which projects to bring forward, which projects not to bring forward. And they’ll have the ability to tap into all the Roche resources around the world if they so desire.
Q. And how will these steps directly affect employees?
A. It will affect employees on both sides. If you look at the Roche employees who will relocate from the East Coast to the West Coast, part of the researchers out of Palo Alto who will relocate to the East Coast. But it will also create new opportunities: the new commercial headquarters in South San Francisco and the ability to collaborate on a worldwide scale.
Impact of the transaction

Q. And you talked about synergies earlier. Where are these synergies going to come from?
A. The synergies will primarily come from back office functions, from the fact that Genentech will no longer be a public company. We will be able to avoid investment and expenditure in some of our manufacturing facilities. We’ll be able to streamline our global late-stage development operations. That’s where we expect synergies to arise, in the range of $750 million to $850 million.
Q. And what happens to the two sales forces?
A. Well, that’s one of the great features of this deal. We need both sales forces, so they will be unaffected. They will be combined, but their total size will now be a commercial operation of 5,000 people. They will be promoting the key brands in many of the specialty disease areas; the leading company in oncology with sales of US$15 billion. A tremendous challenge for the sales force. That’s why we need both teams.
Q. And how do you think this will really affect the competitive position of Roche in the US?
A. In the US, this will make the new company — which, by the way, will be operating under the Genentech name so, again, preserving the heritage, the reputation of that company — a powerhouse in the US market, now and for the foreseeable future.

Q. And will this have any impact on Chugai?
A. No, the Chugai operation is another part of the Roche Group. We own today nearly 60 per cent of Chugai, and it will continue to operate in the current form.
Q. And how will this benefit doctors and patients around the world?
A. It will benefit doctors and patients in a number of ways. First, we expect that we will be better able to create new and better products to treat disease. Let’s not forget two-thirds of the world’s diseases today are not being treated adequately. So there is a lot of room for improvement.
It will speed up our development programmes; therefore it will allow us to approach clinical trials in an even more coordinated way on a global scale.
Also, the way we can now offer the joint product range in the United States to payers and to physicians will deliver benefits.
Q. And what about drug availability and drug access...?
A. Will not be affected at all. The same way as the programmes we have in both companies today in providing access to people who can’t afford our drugs, those programmes will continue the way they have been established.
Q. And what about the philanthropic and the charitable commitments?
A. The same. Both companies have, in different ways, their philanthropic, their charitable, programmes which they run in the United States and overseas. Those programmes will continue unaffected.
Q. And if the deal weren’t to go through, would you consider selling Genentech to another party?
A. Absolutely not.
Q. So how would you summarise then the opportunity that this deal brings to you, to both parties?
A. Building one of the strongest pharmaceutical companies in the world, based on innovation, based on global presence, based on the image, based on the feeling, based on the culture, the new company can create.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THIS DOCUMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS “BELIEVES”, “EXPECTS”, “ANTICIPATES”, “PROJECTS”, “INTENDS”, “SHOULD”, “SEEKS”, “ESTIMATES”, “FUTURE” OR SIMILAR EXPRESSIONS OR BY DISCUSSION OF, AMONG OTHER THINGS, STRATEGY, GOALS, PLANS OR INTENTIONS. VARIOUS FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY IN THE FUTURE FROM THOSE REFLECTED IN FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT, INCLUDING AMONG OTHERS: (1) PRICING AND PRODUCT INITIATIVES OF COMPETITORS; (2) LEGISLATIVE AND REGULATORY DEVELOPMENTS AND ECONOMIC CONDITIONS; (3) DELAY OR INABILITY IN OBTAINING REGULATORY APPROVALS OR BRINGING PRODUCTS TO MARKET; (4) DEVELOPMENTS IN FINANCIAL MARKET CONDITIONS, INCLUDING THE MARKET FOR ACQUISITION FINANCING AND OTHER CAPITAL MARKETS AND FLUCTUATIONS IN CURRENCY EXCHANGE RATES; (5) UNCERTAINTIES IN THE DISCOVERY, DEVELOPMENT OR MARKETING OF NEW PRODUCTS OR NEW USES OF EXISTING PRODUCTS, INCLUDING WITHOUT LIMITATION NEGATIVE RESULTS OF CLINICAL TRIALS OR RESEARCH PROJECTS AND UNEXPECTED SIDE-EFFECTS OF PIPELINE OR MARKETED PRODUCTS; (6) INCREASED

GOVERNMENT PRICING PRESSURES OR CHANGES IN THIRD PARTY REIMBURSEMENT RATES; (7) INTERRUPTIONS IN PRODUCTION; (8) LOSS OF OR INABILITY TO OBTAIN ADEQUATE PROTECTION FOR INTELLECTUAL PROPERTY RIGHTS; (9) LITIGATION; (10) POTENTIAL DIFFICULTIES IN INTEGRATING THE BUSINESSES OF GENENTECH AND ROCHE, AND THAT SOME OR ALL OF THE ANTICIPATED BENEFITS OF THE PROPOSED TRANSACTION MAY NOT BE REALIZED ON THE SCHEDULE CONTEMPLATED OR AT ALL; (11) THAT FUTURE DIVIDENDS ARE SUBJECT TO THE DISCRETION OF THE BOARD OF DIRECTORS OF ROCHE AND GENENTECH, AS APPLICABLE, AND A NUMBER OF OTHER FACTORS, SOME OF WHICH ARE BEYOND THE CONTROL OF ROCHE; (12) THE ABILITY OF ROCHE TO GENERATE CASH FLOW TO, AMONG OTHER THINGS, REPAY ACQUISITION-RELATED DEBT AS CURRENTLY CONTEMPLATED; (13) LOSS OF KEY EXECUTIVES OR OTHER EMPLOYEES; AND (14) ADVERSE PUBLICITY AND NEWS COVERAGE.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL GENENTECH COMMON STOCK. THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS) FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) ON FEBRUARY 9, 2009. THESE MATERIALS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).